UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, DC 20549	Expires: March 31, 2006
Estimated Average burden

FORM 12b-25	Hours per
Response 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K
	[ X ]	Form 10-Q	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended: June 30, 2003

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MILLENNIUM CHEMICALS, INC.
Full Name of Registrant

_________________________
Former Name if Applicable

230 Half Mile Road
Address of Principal Executive Office (Street and Number)

Red Bank, New Jersey 07701
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or potion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1344 (07-03)

PART IV - OTHER INFORMATION

(1)	Name and telephone number or person to contact in regard to this notification.
	C. William Carmean	732	933-5190
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MILLENNIUM CHEMICALS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Date:   August 15, 2003         By:   \S\ C. William Carmean

INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (`SS'232.201 or `SS'232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (`SS'232.13(b) of this chapter).

PART III - NARRATIVE

Millennium Chemicals Inc. intends to restate its financial statements to correct recently discovered errors in its accounting for deferred taxes, the calculation of its pension liability and its accounting for a multi-year precious metals transaction. Millennium intends to file amendments to its 2002 Form 10-K and its First Quarter 2003 Form 10-Q to reflect all appropriate corrections. Millennium will need additional time to file its Second Quarter 2003 Form 10-Q in order to finalize the deferred tax accounting changes relating to its Equistar investment and to reflect such changes in the Second Quarter 2003 Form 10-Q.

PART IV - OTHER INFORMATION

I.   Narrative of changes to 2002.

As a result of errors discovered in the third quarter of 2003, the Company intends to restate its financial statements for the years 1998-2002 and for the first quarter of 2003 to correct its accounting for deferred taxes relating to its Equistar investment, the calculation of its pension benefit obligations and its accounting for a multi-year precious metals transaction.

II.   Changes to Results of Operations.

                                                             Three Months Ended             Six Months Ended
                                                                June 30, 2002                 June 30, 2002
                                                                -------------                 -------------
                                                         As Reported   As Restated       As Reported   As Restated
                                                         -----------   ------------      -----------   -----------

Changes to Consolidated Statements of Operations:

Selling, development and administrative expense          $     21       $     25        $     44       $    51
Operating income                                               24             20              34            27
Loss on Equistar investment                                  (10)            (8)            (49)          (45)
Loss before income taxes, minority interest and
     cumulative effect of accounting change                   (7)            (9)            (58)          (61)
Benefit from income taxes                                       9             11              29            31
Income (loss) before minority interest and cumulative
     Effect of accounting change                                2              2            (29)          (30)
Income (loss) before cumulative effect of accounting change     2              2            (30)          (31)
Net income (loss)                                               2              2           (335)         (336)
Basic and diluted earnings (loss) per share:
     Before cumulative effect of accounting change           0.02           0.02          (0.48)        (0.49)
     After cumulative effect of accounting change            0.02           0.02          (5.28)        (5.29)

STATEMENT OF DIFFERENCES

The section symbol shall be expressed as: `SS'